December 15, 2008

H. Roger Schwall

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street NE

Washington, DC 20549

Re:	Maxim TEP, Inc.
Amendment # 4 to Registration Statement on Form 10
Filed August 7, 2008
Amendment # 2 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2008
Filed December 10, 2008
File No. 000-53093

Dear Mr. Schwall:

This correspondence provides supplemental information regarding items discussed in our recent telephone conversation with certain Staff members (the “Staff”) of the Securities and Exchange Commission (the “Commission”) sent December 15, 2008.

The Company hereby acknowledges that in future filings its officer certifications will be set forth in the exact from required by Item 601(b)(31).

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Bryce Linsenmayer, company counsel, at (713) 547-2007.

Sincerely,

Robert D. Johnson

Chief Executive Officer